SUBMITTED VIA EDGAR
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	OM Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010 File No. 1-12515
December 15, 2010
Dear Mr. Decker:
We have reviewed your November 23, 2010 letter regarding your comments on the above-referenced filings of OM Group, Inc. (the “Company”) with the Securities and Exchange Commission and provide the following responses to your comments. We appreciate your comments and, as noted below where applicable, will make the recommended changes in future filings.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
General
COMMENT NO. 1: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
RESPONSE: Where applicable, we have shown the revisions and will include comparable disclosure in future filings in accordance with the Staff’s comment.
ITEM 8. Financial Statements and Supplementary Data, page 47
NOTE 1 — Significant Accounting Policies, page 54
Property, Plant and Equipment, Page 55
COMMENT NO. 2: The range of useful lives for your equipment and furniture and fixtures of three to twenty years is very broad. Please breakout these categories into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

RESPONSE: The Company has miscellaneous machinery and equipment being depreciated over 20 years but will prospectively exclude those items from the machinery and equipment useful lives range disclosure as the net book values of those items are not material relative to our total property, plant and equipment and the majority of machinery and equipment is depreciated over useful lives of 5 to 15 years.
Beginning with our Annual Report on Form 10-K for the year ending December 31, 2010, we will amend our disclosure in future filings as follows:
Property, Plant and Equipment— Property, plant and equipment is recorded at historical cost less accumulated depreciation. Depreciation of plant and equipment is provided by the straight-line method over the useful lives of 5 to 25 years for land improvements, 5 to 40 years for buildings and improvements, 5 to 15 years for machinery and equipment (with the majority in the range of 5 to 10 years), 5 to 10 years for furniture and fixtures and 3 to 5 years for vehicles and computers and related equipment. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.
Note 19 — Lease Obligations, Page 92
COMMENT NO. 3: Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with FASB ASC 840.
RESPONSE: In accordance with ASC 840, the Company’s policy is to recognize expense for lease payments, including those that include step rent provisions and escalation clauses, on a straight-line basis over the lease term (including any rent holiday period) unless another systematic and rational allocation is more representative of the time pattern in which leased property is physically employed. Capital improvements funded by landlord incentives are recorded as leasehold improvement assets and depreciated over the economic useful life or the lease term, whichever is shorter. Capital improvements funded by landlord incentives are not material and will be excluded from the Company’s disclosure. We do not have other lease concessions. Lease payments that depend on an existing index or rate are included in our minimum lease payments. They are taken into account in computing our minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term.
Beginning with our Annual Report on Form 10-K for the year ending December 31, 2010, we will amend our disclosure in future filings as follows:

Accounting for Leases — Lease expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured. Certain leases include step rent provisions and escalation clauses, which are recognized on a straight-line basis over the lease term. Lease payments that depend on an existing index or rate are included in our minimum lease payments. They are taken into account in computing our minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term.
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010
General
COMMENT NO. 4: Please address the above comments in your interim filings as well, as applicable.
RESPONSE: Where applicable, we will include disclosure in future filings, including interim filings, in accordance with the Staff’s comment.
Note 3 — Acquisition, page 8
COMMENT NO. 5: Please disclose the amounts of revenue and earnings of EaglePicher Technologies LLC since the acquisition date of January 29, 2010 that are included in your statements of operations. Refer to FASB ASC 805-10-50-2(h)(1).
RESPONSE: The revenue and operating profit of EaglePicher Technologies (Battery Technologies) are disclosed in Note 16 of the Company’s Third Quarter 2010 Form 10-Q. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2010, we will also include revenue and operating profit of Battery Technologies in the Acquisition footnote. EaglePicher Technologies represents a separate segment of the Company (Battery Technologies).
COMMENT NO. 6: Please also revise to disclose the results of operations on a pro forma basis in accordance with FASB ASC 805-10-50-2(h)(2) and (3).
RESPONSE: The Company considered the disclosure requirements of ASC 805-10-50-2(h) paragraphs 2 and 3, and concluded that the revenues and earnings of EaglePicher are not material to the consolidated financial statements of OM Group for the years ended December 31, 2009 and 2008. Based on immateriality, separate disclosure was not required.

COMMENT NO. 7: You disclose that the weighted-average amortization period for customer relationships is eighteen years and the weighted-average amortization period for know-how is twenty years for the EaglePicher Technologies acquisition. Please provide us with a comprehensive analysis of how you arrived at an eighteen year amortization period for your customer relationships and twenty year amortization period for your know-how. In this regard, based on page 64 of the December 31, 2009 Form 10-K, it appears that your customer relationships prior to this EaglePicher transaction had a weighted amortization period of ten years. Please help us understand why these customer relationships have such a longer amortization period than previous customer relationships. Also, please enhance your disclosure to discuss what know-how was acquired. Refer to ASC 350-30-35-1 through 3.
RESPONSE: The Company believes that an 18-year weighted-average amortization period for its customer relationships and a 20-year amortization period for know-how are appropriate. The estimated amortization periods for customer relationships and know-how were based on the period over which these intangible assets are expected to contribute directly to the future cash flows of the Company in accordance with ASC 350-30-35-1 which states “the accounting for a recognized intangible asset is based on its useful life to the reporting entity” and ASC 350-30-35-2 which states “the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.”
The Company considered ASC 350-30-35-3, which requires the estimated useful life of an intangible asset be based on an analysis of all pertinent facts. The following factors were considered in arriving at the useful lives assigned to the customer relationship and know-how intangible assets.
Customer Relationships
EaglePicher Technologies supplies proprietary battery products and complementary battery support products that consist of energetic devices, chargers, battery management systems and distributed products. With respect to customer relationships, the Company identified customer relationship intangible assets associated with the EaglePicher Technologies acquisition related to its Aerospace and Defense businesses. The estimated useful lives for the customer relationship intangible assets were determined by considering the period of expected future cash flows, which was based on the Company’s analysis that EaglePicher’s business with its leading customers is secure due to the long-term nature of existing relationships, the high cost to the customer of changing suppliers due to the customized proprietary applications provided by EaglePicher and other factors including the high level of customer satisfaction and EaglePicher’s well-established reputation.
In Aerospace, EaglePicher Technologies is the sole source supplier to 60 to 70 percent of the programs with its customers. EaglePicher produces a variety of specialized cell and battery designs for use in satellite and other space applications, supplying 90% of the national and international space programs.

In Defense, 50 to 60 percent of projected revenue is related to sole source supply on a variety of defense missile programs from the U.S. government. These contracts can be in the form of either prime contracts directly with the government (primarily agencies of the U.S. government) or subcontracts through a government prime contractor.
EaglePicher Technologies has been selling products to the government (primarily agencies of the U.S. government) for more than 45 years. The Company expects to continue to sell products to the government for a period in excess of 20 years following the acquisition. The primary Battery Technology customers include the U.S. Department of Defense, aerospace and defense prime contractors and Tier I and Tier II suppliers. U.S. Government agency customers also include National Aeronautic and Space Administration (NASA), National Oceanic Atmospheric Administration, Jet Propulsion Laboratories, and the Department of Energy. U.S. Government programs generally are implemented by the award of individual contracts and subcontracts that are one year in duration but may be renewed annually therefore extending the programs over several years. For example, EaglePicher has supplied products for satellite and missile programs that have been in existence for more than 20 years. Based on the long-term nature of these government programs, once a supplier is qualified, they will usually continue as the supplier for the duration of the program and subsequent renewals. EaglePicher’s know-how enables it to continue to provide battery solutions as technologies change to continue to service its long-standing customers.
For EaglePicher customers, switching to a new supplier generally entails a significant outlay of time and expense to qualify the new supplier; therefore, there is a lower probability of customer turnover as repeat customers have made the initial investment of time and expense with EaglePicher and wish to avoid the further investment of time and expense, as well as possible delays in production, associated with the qualification process.
Know-How
With respect to know-how, the Company identified know-how as separate intangible assets associated with the EaglePicher Technologies acquisition related to its Aerospace and Defense businesses. Know-how represents the competitive advantage in the market because of EaglePicher’s technical knowledge and manufacturing capabilities/processes, referred to as trade secrets, that would be hard for its competitors to replicate. EaglePicher has a history and reputation of successfully converting technology into manufactured products. Specifically, the Company believes that a significant portion of EaglePicher’s competitive advantage is its technical know-how and concept-to-market capabilities. It was determined that EaglePicher’s technical knowledge requires separate valuation as unpatented technical know-how because the Company utilizes EaglePicher’s unique processes and trade secrets to produce products not covered by patents. The useful life assigned to the know-how acquired in the EaglePicher Technologies acquisition is 20 years. The useful life of the know-how was determined by management’s estimate of how long the know-how will be in place before being subject to a transition into new and advanced know-how. EaglePicher’s know-how has been developed in working with its U.S. government customers for more than 45 years. Because know-how assets are subject to continuous improvement, revision, or replacement, a technological obsolescence factor was applied to the revenues associated with the valuation of the know-how assets to account for this. Taking all these factors into account, including the proprietary technology supplied to the long-term applications for defense and aerospace discussed above under “Customer Relationships”, we believe that a 20 year life is appropriate for know-how.
Additionally, the Company is not aware of any legal, regulatory or contractual provisions or other factors that would change our estimate of the useful life of the customer relationships or know-how.
EaglePicher Customer Relationships vs. Existing OM Group Customer Relationships
The customer relationship assets related to the EaglePicher transaction have a longer amortization period than the Company’s previously acquired intangible assets due to the factors discussed above, including the long-term nature of existing relationships and the high cost to the customer of changing suppliers due to the customized proprietary applications provided by EaglePicher.
The businesses acquired as part of the Rockwood acquisition supply customers with chemicals used in the manufacture of semiconductors and printed circuit boards as well as photo-imaging masks primarily for semiconductor and photovoltaic manufacturers. Borchers is a European-based specialty coatings additive supplier. Some key factors that differ between the EaglePicher Technologies acquisition and the Rockwood and Borchers acquisitions include the type of industry, business and customer base of the respective businesses. The Company established the useful lives for the customer relationships associated with the Rockwood and Borchers acquisitions based on the specific facts and circumstances associated with those individual acquisitions. The Rockwood and Borchers businesses do not have long-term contracts, the majority of their products are not customized, and there is more competition in the end markets they sell into and therefore we anticipate more customer turnover in these businesses than we do for EaglePicher.
Disclosure of Know-How
Beginning with our Annual Report on Form 10-K for the year ending December 31, 2010, we will enhance our disclosure related to know-how in future filings as follows:
Know-how and developed technology represent a combination of processes, patents and trade secrets developed through years of experience in development and manufacturing of EaglePicher Technologies products. Acquired know-how primarily includes its proprietary processes, technical knowledge and manufacturing capabilities/processes in the Defense and Aerospace business units, which the Company considers trade secrets that allow it to achieve a competitive advantage in the marketplace. EaglePicher has a reputation of successfully converting technology into products, and the Company utilizes EaglePicher’s concept-to-market capabilities to produce its products, including products not otherwise covered by patents but rather resulting from the application of its trade secrets.
COMMENT NO. 8: Given that it would appear you have customer attrition every year, we expect that you would attain greater benefit from the acquired customer base in earlier versus later periods after acquisition. We also expect that a sizeable portion of your sales in later periods would be attributed to your ongoing sales efforts. To the extent that you are using the straight-line method of amortization rather than an accelerated method, please explain how you compensated for these factors in your selection of an eighteen year amortization period for your customer relationships and twenty year amortization period for your know-how. Refer to ASC 350-30-35-6.
RESPONSE: EaglePicher defense and aerospace has experienced very little customer attrition. The prime contractors and subcontractors in the defense and aerospace markets have varied only slightly from year to year. The U.S. government is the ultimate customer for 90% to 95% of EaglePicher’s defense and aerospace businesses. Nonetheless, the customer relationship intangible assets are being amortized over a period that is shorter in duration than the period over which the cash flows were projected. Specifically, for Aerospace and Defense customer related intangibles, cash flows were projected for periods of 25 and 20 years, respectively, (average of 23 years). The lives assigned to these intangible assets were 20 and 15 years, respectively, (average of 18 years). While we believe that these customer relationship assets may have a life exceeding the 18 year average, we shortened the weighted average useful life of customer relationships. By shortening the useful life, the Company is, in effect, accelerating the amortization taking into consideration the fact that the benefit of customer relationships may be greater in earlier years and less in the later years.
The know-how intangible assets are being amortized over the same period the cash flows were projected (20 years) for valuation purposes because that is management’s best estimate of how long the assets will be in place before being subject to a transition into new and advanced know-how.
The valuation model projections used to value the customer lists and know-how allow us to conclude a reasonable and reliable overall fair value and expected life for the customer relationship and know-how intangible assets. While the valuation model projections are based on historical experience, they do not allow us to determine a reliably determinable pattern of economic benefit that could be used to determine an amortization period other than straight-line. The estimated future revenue and cash flow projections used in the valuation analysis include significant assumptions, including EaglePicher’s growth rates and planned capital expenditures, over a long-term time horizon. The estimation of future cash flows over a long-term time horizon does not take into account cyclical business conditions, including changes in market conditions, the level of defense spending, industry trends and new technologies, among other considerations. Due to the inherent subjectivity of estimated future cash flows and the long-term nature of such estimates, the Company cannot reliably determine the pattern of economic benefit of these intangible assets.
The Company has used the straight line amortization method for the customer relationship and know-how intangible assets, because as ASC 350-30-35-6 states, if the pattern in which an entity consumes the economic benefits of the intangible asset cannot be reliably determined, the straight line amortization method shall be used. As discussed above, the Company is not able to determine such a pattern in a reliable way, thus the Company believes that straight line amortization is appropriate.
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Note 4 — Restructuring, page 9
COMMENT NO. 9: Please review your rollforward on page 10 to separately present cash charges and reversals. In addition, please separately discuss cash charges and reversals in the narrative portion of your disclosure.
RESPONSE: The caption on the rollforward on page 10 is incorrect. It should read simply “Cash charges.” There were no reversals. In future filings, we will modify the caption in the table, and add the following disclosure in the narrative portion: Cash charges were for severance, decommissioning and demolition costs, lease termination costs and other exit costs. The Company will continue to incur costs forseverance, decommissioning and demolition, lease termination and other exit coststhrough June 30, 2011. Such costs will be expensed as incurred.
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Very truly yours,

By:	/s/ Kenneth Haber

Kenneth Haber

Chief Financial Officer

cc:	Joseph M. Scaminace